UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                    Under the Securities Exchange Act of 1934

                               Pamet Systems, Inc.
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                                (Name of Issuer)

                           Common Stock $.01 par value
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                         (Title of Class of Securities)

                                   697649-10-0
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                                 (CUSIP Number)

                                James S. Schmitt

                                  P.O. Box 196
                                 Somis, CA 93066

                                  805-491-2964
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 November 16, 2001

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                          (Date of Event which Requires
                            Filing of this Statement)
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     If the filing  person has  previously  filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

SCHEDULE 13D/A CUSIP NO.

697649-10-0
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1.  NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

WestCountry Partners, LP
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

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [X]
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3.  SEC USE ONLY
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4.  SOURCE OF FUNDS

WC
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5.  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS

REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

[ ]
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6.  CITIZENSHIP OR PLACE OF ORGANIZATION

California
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7. SOLE VOTING POWER-9.8% of common, 35.6% (incl. Conversion of bond) and 42.4% incl. Exercise of wts

8. SHARED VOTING POWER-9.8% of common, 35.6% (incl. Conversion of bond) and 42.4% incl. Exercise of wts

9. SOLE DISPOSITIVE POWER-9.8% of common, 35.6% (incl. Conversion of bond) and 42.4% incl. Exercise of wts

10. SHARED DISPOSITIVE POWER-9.8% of common, 35.6% (incl. Conversion of bond) and 42.4% incl. Exercise of wts

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11. AGGREGATE  AMOUNT  BENEFICIALLY  OWNED BY EACH  REPORTING  PERSON

    2,970,166 Common (incl. Conversion of bond) and 5,830,832 incl. Exercise of wts

12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

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13. PERCENT OF CLASS  REPRESENTED  BY AMOUNT IN ROW (11)

    9.8% of common, 35.6% (incl. Conversion of bond) and 42.4% incl. Exercise of wts

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14. TYPE OF REPORTING PERSON

    PN

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SCHEDULE 13D/A CUSIP NO. 697649-10-0
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ITEM 1.
SECURITY AND ISSUER.

*   Common Stock $.01 Par Value
* 11% Convertible Promissory Note (@$2.50/sh) with five year detachable warrants at $2.50/sh - $14,000 investment
* 7% Convertible Promissory Note (@$.375/sh) with five year detachable warrants at $1.50/sh - $580,000 investment
* 7% Convertible Promissory Note (@$.20/sh) with five year detachable warrants at $1.00/sh - $200,000 investment

Pamet Systems, Inc.
1000 Main Street
Acton, Massachusetts 01720
David T. McKay, President and CEO

ITEM 2.
IDENTITY AND BACKGROUND.

     WestCountry Partners is a California Limited Partnership in which James S. Schmitt is the sole General Partner. WestCountry Partners was formed in 1997. Its principal business is investments. Its principal place of business is Brittany Park No. 1917 Camarillo, California 93012 and its mailing address is Post Office Box 196, Somis, California 93066. Its General Partner is James S. Schmitt. Mr. Schmitt is also the sole principal in a securities broker-dealer, WestCountry Financial. Neither the Partnership or Mr. Schmitt has been subject to any criminal proceedings or any civil proceedings of a judicial or administrative order enjoining or mandating activities subject to federal or state securities laws. Mr. Schmitt is a U.S. Citizen.

ITEM 3.
SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     A Table identifying purchases included in this filing is included in Item 5 of this filing. Funds for the purchases made by the Partnership came from available funds of the Partnership. Funds for the purchases made by Mr. Schmitt prior to 1998 came from his personal funds. No funds were borrowed for the purchases.

Trade Blotter

DATE          BUY/SELL    NUMBER OF SHARES    PRICE PER       TYPE OF
                                                SHARE        TRANSACTION
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11/95-12/98     BUY             29,500          $.95-$3.25      OM
05/97-1/26/00   BUY             80,000          $1.46-$4.00     OM
05/11/1999      BUY             14,000*1        $2.50           PP
11/18/1999      BUY             50,000*         $2.00           PP
03/28/2000      BUY             50,000*         $3.00           PP
09/01/2000      BUY            100,000*         $2.00           PP
11/30/2000      BUY            100,000*         $2.00           PP
04/16/2001      BUY            933,333*2        $.3750          PP
10/02/2001      BUY            613,333*2        $.3750          PP
11/02/2001      BUY          1,000,000*3        $.2000          PP

Note:
1. 11% cv bd
2. 7% cv bd @1.50
3. 7% cv bd @1.00

*=plus wts
OM= Open Market Transaction
PP=Private Placement


ITEM 4.
PURPOSE OF TRANSACTION.

     The purchases were made for the purpose of investment.

ITEM 5.
INTEREST IN SECURITIES OF THE ISSUER.

a. As identified in the Table below, the investment in the issuer consists of investment in the issuer's common stock and convertible promissory note, and in detachable warrants the issuer included in the private placement purchases of both the common stock and convertible promissory notes, as shown below. As indicated in the Table, except for 29,500 shares of the common stock previously purchased by James. Schmitt, the General Partner of the Partnership, all of the subsequent purchases were made on behalf of the Partnership. The aggregate number and percentage of the class of securities are:

                                 % com     plus cv bd.     % f.d.incl: exercise of wts.
-----------------------------------------------------------------------------
sole voting power                  9.8%      35.6%             42.4%
shared voting power                9.8%      35.6%             42.4%
sole dispositive power             9.8%      35.6%             42.4%
shared dispositive power           9.8%      35.6%             42.4%

No. of shares- Mr. Schmitt      29,500
WestCountry Partners           380,000   2,560,666           2,860,666
Total f.d. common shares       409,500   2,560,666           2,860,666  Total: 5,830,832 shares

b. Mr. Schmitt has sole power to vote or to direct the vote and dispose of the shares both on the 29,500 common shares owned individually and on the securities owned by the Partnership.


c. * On October 2, 2001 WestCountry Partners purchased $230,000 of the issuer's 7% convertible Promissory Note with detachable warrants in a private placement. The convertible Promissory Note is convertible at $.375 into the issuer's common stock. The maturity date of the Note is October 2, 2003. Interest is at 7.0% and accrues to the maturity date.
* On November 2, 2001 WestCountry Partners purchased $200,000 of the issuer's 7% convertible Promissory Note with detachable warrants in a private placement. The convertible Promissory Note is convertible at $.200 into the issuer's common stock. The maturity date of the Note is November 2, 2003. Interest is at 7.0% and accrues to the maturity date. All other purchases are shown in the Table.

d. No other person is known to have a right to receive or the power to direct the receipt of dividends or any other proceeds from the sale of these securities.

e. Not applicable

ITEM 6.
CONTRACTS,  ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH  RESPECT  TO
SECURITIES OF THE ISSUER.

none

ITEM 7.
MATERIAL TO BE FILED AS EXHIBITS.

None

                                   SIGNATURES
WestCountry Partners, LP
By:/s/  James S. Schmitt
   ----------------------
         James S. Schmitt
         General Partner